Contact

www.linkedin.com/in/
felicitemoorman (LinkedIn)
stratisiot.com (Company)

Top Skills

Leadership
Entrepreneurship
Strategic Planning

Honors-Awards

Brava! Award
Innovator of the Year
Law Leadership Scholarship
Founder's Club
Excellence Award

Felicite Moorman

CoFounder & CEO of BOSS.Tech Revolutionizing Enterprise SaaS |
CoFounder STRATIS (Exited) | CEO BuLogics (Exited)
Greater Philadelphia

Summary

Felicite is CoFounder of BOSS.Tech with a mission to empower
entrepreneurs to achieve data-driven success by connecting diverse
and distinct business software via a single, automated Business
Operating Smart Solution (BOSS).

Felicite Moorman is an attorney turned multi-exit technology
entrepreneur. She's received EY's Entrepreneur Of The Year®
Award and has earned an international reputation as a category
creating technologist.

Moorman is a go-to Internet of Things industry expert and pioneered
strategic partnerships and unprecedented technology strategies and
initiatives for the IoT. Moorman cofounded STRATIS IoT, acquired
by RealPage, a SaaS Platform for large-scale IoT installations.
STRATIS provided a 10x return to early investors and doubled
its revenue for seven years straight as a PropTech Category
Creator while primarily bootstrapped. STRATIS was named a top
ten "Best Company in America" by Entrepreneur Magazine and
ranked in the top twenty percent of Inc Magazine's "Fastest Growing
Companies" three consecutive years prior to acquisition. Moorman
was simultaneous CEO of BuLogics, which designed, built, and
certified hardware, software, and ecosystems for the Internet of
Things.

Moorman is an international speaker and columnist, and has been
featured as a thought leader in dozens of mass media outlets
and publications including: U.S. News & World Report, Fast
Company, Inc Magazine, Entrepreneur Magazine, The Chicago
Tribune, Yahoo! News, Philadelphia Inquirer, The Boston Globe,
the Huffington Post, and others. She's also a frequent presenter on
technology and innovation and has been featured at CES, SXSW,
Samsung DevCon, Eric Ries' Lean Startup Conference, Smart Cities
Innovation Summit Asia, and more.

Moorman recognizes the importance of giving back, especially within the Philadelphia community, and volunteers her time and expertise to the following organizations: Techstars Comcast NBCUniversal LIFT Labs, SXSW, Lean Startup Conference, Philly Startup Leaders, Dreamit Ventures, and the Greater Philadelphia Chamber of Commerce. She is also Chair of East Falls Forward, a Philadelphia Registered Community Organization focused on the revitalization of the Riverfront Business District.

She is a graduate of the University of Maryland School of Law.

Experience

BOSS.Tech
CoFounder & CEO
July 2022 - Present (9 months)
Greater Philadelphia

BOSS.Tech's Mission is to empower entrepreneurs to achieve data-driven success by connecting diverse and distinct business tools via a single, automated Business Operating Smart Solution (BOSS).

University of Maryland Francis King Carey School of Law
Attorney
December 2002 - Present (20 years 4 months)

Bar Member in MD (2002), DC (2009), and OK (2010) with reciprocity possible in 20+ states, including NY.

The Golding Group
Advisor
December 2011 - Present (11 years 4 months)
www.TheGoldingGroup.com

The Golding Group is a think tank of industry experts providing strategic planning, communications and process development, emphasizing growth and longevity for businesses and non-profits. Its international client base includes industries from emerging technologies to capital investment groups and spans North America, Europe, and Asia.

STRATIS IoT
CoFounder (exited)

October 2013 - June 2022 (8 years 9 months)

www.stratisiot.com

STRATIS®, acquired by RealPage, was the first Sidewalk to Sofa® Intelligent Building Solution built for Multifamily and Student Housing, enabling holistic access, energy, and water management and control in hundreds of thousands of units.

STRATIS was deployed in 1 of 5 new US developments by 2019 and doubled its revenue eight consecutive years.

STRATIS was recognized by Entrepreneur Magazine as a Top Ten "Best Company in America," and Inc. Magazine's Top 15% of "Fastest Growing Companies in America."

STRATIS launched multiple international platforms including VIGZUL – Security & Automation Platform (Brazil)
, KDDI – Home Automation Platform (Japan), and Comcast XFinity – MultiFamily Automation Platform (US).

BuLogics
8 years 10 months

CEO (exited)
December 2012 - December 2020 (8 years 1 month)

www.BuLogics.com

BuLogics created, co-created, and certified the world's leading Fortune 500 Internet of Things products. The best wireless products have "BuLogics Within."

Executive Vice President & Chief Strategy Officer
March 2012 - December 2012 (10 months)

www.bulogics.com

GE Licensee Jasco Products
Business Development
2010 - 2012 (2 years)

www.jascoproducts.com

Created and executed the strategic plan to launch GE-brand emerging technologies.

SolFin, LLC
Founder & Managing Member

January 2003 - June 2010 (7 years 6 months)

Baltimore

SolFin was a venture which held in whole or in part more than a dozen corporations spanning insurance, finance, real estate, abstract, and legal services.

MOORMAN MARKETING & CONSULTING
President
July 1995 - January 2003 (7 years 7 months)

Independent consulting firm focused on real estate, legal, and finance companies' rapid growth and development via strategic planning, business development, and execution. This expanded into SolFin, Llc for the purpose of creating, merging, and acquiring corporations with strategic partners.

Education

The Wharton School
General Management Program · (2022 - 2023)

University of Maryland Francis King Carey School of Law
JD, Law · (1999 - 2002)